Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

February 11, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Assistant Director

Re:	Fifth & Pacific Companies, Inc.
Registration Statement on Form S-4
Filed January 18, 2013
File No. 333-186094

Dear Mr. Reynolds:

On behalf of Fifth & Pacific Companies, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the initial filing of the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2013.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated February 7, 2013 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.  For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

1.              We note that you are registering your 10.50% Senior Secured Notes due 2019 and related guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company acknowledges the Staff’s comment and is providing such supplemental letter with Amendment No. 1.

2.              Please revise the registration statement to provide the undertakings required by Item 512(a) of Regulation S-K.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page II-11 of Amendment No. 1.

3.              Please revise to provide the exact undertakings required by Item 512(g) of Regulation S- K.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page II-12 of Amendment No. 1.

*        *       *

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee
Lawrence G. Wee

cc:	Nicholas Rubino
Fifth & Pacific Companies, Inc.